Manpower
100 Manpower Place
Milwaukee
Wisconsin 53212
USA
T: +1 414 961-1000
F: +1 414 906 7875
www.manpower.com

March 29, 2011

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

RE:   Manpower Inc.
Form 10-K for the year ended December 31, 2010
Filed February 24, 2011
File No. 1-10686

Dear Mr. Spirgel:

I am providing the following response to the comments raised in your letter dated March 17, 2011, regarding the above-referenced filing.  Set forth below are the comments from your letter (in bold) and our responses thereto.

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Cash Sources and Uses, page 30

1.
On page 30, you state that as of December 31, 2010 you have identified approximately $330 million of non-U.S. funds that will likely be repatriated, the majority of which is related to Manpower France.  In this regard, you have provided for deferred taxes related to those foreign earnings not considered to be permanently invested.  We note from your tax footnote disclosures on page 61, that you have not provided U.S. income taxes and non-U.S. withholding taxes on $468 million of unremitted earnings of non-U.S. subsidiaries that are considered to be permanently reinvested.  In your discussion of cash sources and uses, you indicate that you may repatriate additional funds in the future as cash needs arise.  Therefore, please tell us how you analyzed the need for enhanced disclosures to discuss the potential tax impact associated with the possible repatriation of these unremitted earnings of your foreign subsidiaries.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We review our unremitted earnings of non-U.S. subsidiaries, on an entity-by-entity basis, to determine which of these earnings are permanently invested and which may be considered for repatriation.  In making this determination, we consider a number of factors including potential future global cash needs, cash availability in each entity, and the cost of repatriating funds from each entity.  As a result of this review, we made the determination at December 31, 2010, that we may repatriate $330.0 million of unremitted earnings of our non-U.S. subsidiaries at some point in the future to cover global cash needs, and that, at this time, we have no intentions to repatriate the remaining $468.0 million.

As of December 31, 2010, we have recorded a deferred tax liability of $23.6 million related to the repatriation of $330.0 million of non-U.S. earnings.  The deferred tax liability is calculated on an entity-by-entity basis to derive the relative tax cost of repatriating the funds, taking into consideration the U.S. tax cost and related foreign tax credits.

As you noted, in our discussion of cash sources and uses, we indicate that we may repatriate additional funds in the future as cash needs arise.  We had included this additional disclosure to indicate that from a liquidity perspective, there were no restrictions on remitting additional funds and that these unremitted funds were available for repatriation if our liquidity situation ever required it in the future.  This additional disclosure was not meant to indicate that we had an intention of ever remitting these additional funds.  As we have no intention of remitting these additional funds, we did not estimate the potential tax impact of repatriating any of these additional amounts and therefore did not include them in our disclosures.

In future filings, we will only include disclosures about the amounts that we have identified for repatriation, and will not include the additional disclosure that we may repatriate additional funds in the future as cash needs arise, to avoid any confusion about the actual amounts that we have identified for repatriation.

Financial Statements

Note 13, Contingencies, page 71

2.
We note that you are involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on your results of operations, financial position or cash flows.  Please tell us how you have complied with ASC 450 from both a recognition and disclosure perspective.  Specifically, please tell us how you considered the provisions of ASC 450-20-50-3, which requires companies to disclose the amount or range of reasonably possible losses.

We accrue for contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, in accordance with accounting principles generally accepted in the United States.  We disclose contingencies when there is at least a reasonable possibility that a material loss may have been incurred and that loss, or a range of loss, can be reasonably estimated as of the reporting date, in accordance with accounting principles generally accepted in the United States.

To ensure our recognition and disclosures are complete, we gather information from each of our reporting entities regarding any legal or other contingencies at the end of each reporting period. All threatened and pending litigation, as well as other contingencies, are discussed with and monitored by our internal legal counsel, as well as external legal counsel if circumstances warrant.  In addition, these contingencies are tracked both individually and in the aggregate to determine if there is at least a reasonable possibility that a material loss may have been incurred as of the reporting date and, as applicable, to determine the amount or range of loss.  Any such contingencies are discussed with our Disclosure Committee, which includes the Chief Legal Officer, to determine the appropriate disclosure.

As of December 31, 2010, we had no legal claims or other contingencies for which we had accrued a material loss contingency or for which the range of probable loss was material to our consolidated financial statements.  In addition, we had no legal claims or other contingencies, which individually or in the aggregate had at least a reasonable possibility that a material loss or an additional material loss may have been incurred, and which would have necessitated disclosure in our consolidated financial statements.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, or comments regarding our responses, we would appreciate the opportunity to discuss those with you via phone.  To the extent you have any such questions or comments, please do not hesitate to call Sherri Albinger, Corporate Controller and Chief Accounting Officer at 414-906-6626 or me at 414-906-6305.

Sincerely,

/s/ Michael J. Van Handel
Michael J. Van Handel
Executive Vice President and
Chief Financial Officer